UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53579

 Conforce International, Inc.
(Exact name of registrant as specified in its charter)

 51A Caldari Road
Concord, Ontario L4K 4G3
Canada
(416) 234-0266
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, Par Value $0.0001Per Share

 (Title of each class of securities covered by this Form)

N/A

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ X ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certificate or notice date: 67

Pursuant to the requirements of the Securities Exchange Act of 1934, Conforce International, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 11, 2013	By:	s/Marino Kulas
Marino Kulas, President